UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: December 5, 2005

DEFINITION DRILLING CONFIRMS CONTINUITY OF MINERALIZATION AT LA CABEZA

Vancouver, B. C., December 5, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports new drilling results that confirm the continuity and the predicted grade of mineralization within the three ore-grade zones tested to date at its La Cabeza gold project in Argentina. The results are from an ongoing 5000 metre definition drilling program, which is now approximately 65% complete.

The main objective of the definition drilling program is to raise the confidence level of previously estimated “inferred” resources to “indicated” or “measured” resources. In addition, the program is testing potential extensions of mineralisation within the current conceptual pits. The program is only one component of an ongoing three-rig resource expansion program. Other components include the discovery of new resources under sand cover, and step-out drilling to discover extensions and parallel veins to the outcropping vein zones.

Exeter’s Chairman, Yale Simpson, commented: “Our 2005 definition drilling has been an unqualified success to date. It is confirming both the mineralization and the geological models developed for the La Cabeza gold deposit. In addition, importantly, extensions to mineralization are being confirmed and waste rock in our conceptual open pits is being replaced with rock potentially categorized as ore in the resource models.”

Detailed Results

Significant results received to date from drilling at the Luna, Ojo, and Cuello Zones are set out below. Results from additional drilling will be announced as the program proceeds:

Luna Zone

Definition drilling on the Luna Zone has concentrated on in-fill drilling in the centre area of the deposit to confirm the continuity of mineralization (drill holes; LCD-67, LCD-68, LCD-70, and LCP-181). Other drilling provided infill in the central zone (drill holes; LCD-65, LCD-66 and LCD-69) and tested the interpreted northeast extensions of shallow dipping mineralisation (drill holes; LCD-64 and LCP-182). Previous drill hole LCP-149 was extended to further investigate the south-eastern zone. Additional reverse circulation and diamond drilling is now planned at both the north-eastern and south-eastern zones.

Luna Zone – Significant Gold Results

Hole No.	From (m)	To (m)	Width (m)	Grade (g/t)
LCD-64	0	9	9	4.3
	88.0	89.7	1.7	2.0
	95.0	96.0	1.0	1.2
LCD-65	4.75	25.00	20.25	3.4
	28.0	31.3	3.3	3.2
	43.7	45.0	1.3	2.3
	60	64	4.0	3.8
	68	69.75	1.75	3.4
	75.65	81.0	5.35	2.3
	83.0	85.0	2	1.0

LCD-66	50.0	51.0	1	3.1
	52	53	1	1.1
	58	59	1	13.1
	60	70	10	3.7
LCD-67	6.0	11	5	1.4
	12.9	15	2.1	1.4
	29	33.9	4.9	4.6
	39	41.14	2.14	1.8
	47.87	50	2.13	1.6
	72	73	1	2.6
	76	77	1	2.2
	80	81	1	3.2
LCD-68	0	3	3	2.3
	14	16.35	2.35	1.6
	20.35	26	5.65	2.1
	35	39	4	2.3
	45	50	5	1.7
	54	62.3	8.3	2.2
	68.72	71	2.28	3.8
	72	81	9	6.3
	85	86	1	1.4
	104	105	1	1.1
LCD-69	9.5	14.9	5.4	1.1
	16.75	28.2	11.45	10.2
	35	36	1	1.4
LCD-70	38	39.4	1.4	1.1
	82.7	86.65	3.95	1.4
	90	91	1	2.0
	93.2	94	0.8	3.1
	103	103.7	0.7	1.5
	107.35	108	0.65	2.5
	112	112.9	0.9	1.7
	118	121.15	3.15	4.0
LCP-181	1	34	33	5.2
Including	1	16	15	9.6
And	73	82	9	1.1
LCP-182	1	10	9	0.9
Including	1	4	3	1.2
	40	46	6	1.3
	88	103	15	1.3
Including	91	94	3	4.1
LCP-149 Extension	69	72	3	7.7
	81	84	3	3.0

Regular whole core samples of HQ-size diamond drill core, in representative rock types (in both mineralised and un-mineralised rocks), have been collected and dispatched to the University of San Juan (San Juan Province, Argentina) for simple compression tests. Assay results for these intervals are presently unavailable.

Ojo Zone

Definition drilling on the Ojo Zone has concentrated on testing the southern limit of mineralisation (to the south of an unmineralised dike) and mineralisation in the underlying sedimentary (basement) rocks (drill holes; LCD-72, LCD-74, LCP-191 and the extension to LCD-56). Drill hole LCD-71 was sited to test the interpreted north-eastern extension of mineralisation. The results indicate that mineralisation in fact continues to the south, southwest and northeast, and that additional drill holes are now necessary to define the conceptual pit limits. This interpretation to the south and southwest is supported by the results from the recent RAB drilling (See Press Release dated December 1, 2005).

OJO Zone – Significant Gold Results

Hole No.	From (m)	To (m)	Width (m)	Grade (g/t)

LCD-56 Extension	42	45	3	3.3
	71	72	1	1.1
	72	73	1	See Below
	73	74	1	2.2
LCD-71	5	6	1	2.4
	15	16	1	1.8
	17	18	1	1.6
	19	20	1	1.7
	21	24	3	10.8
Including	23	24	1	28.8
	29	30	1	2.2
	34	36	2	1.5
	36	37.05	1.05	See Below
	37.05	40.3	3.95	2.8
LCD-72	0	12	12	2.2
	39	51	12	6.5
	56	58	2	1.1
	64	65	1	1.2
	80	81	1	1.1
	84	87	3	1.8
LCD-74	19	21	2	1.3
	25	27	2	1.0
	28	32	4	1.1
	36	43	7	1.3
	44	45	1	1.2
	47	48	1	1.3
	52	55.42	3.42	2.5
	74.45	77	2.55	2.1
LCP-191	22	25	3	2.4

As noted above, regular whole core samples of HQ-size diamond drill core, in representative rock types (in both mineralised and un-mineralised rocks), have been collected and dispatched to the University of San Juan (San Juan Province, Argentina) for simple compression tests. Assay results for these intervals are presently unavailable, and when located within a mineralised intersection, have been noted in the above table.

Cuello Zone

Definition drilling at Cuello has concentrated on defining the southern and northern limits of the main Cuello vein system within the conceptual open pit. Drill holes LCP-157 and LCD-163 were designed to define the southern limit of the main vein. The two holes suggest the vein is continuing to the south and that additional holes are now required. The remaining holes in the table were designed to test the northern limit of the main vein. Results indicate marginal grades that will define the northern limit of the conceptual pit.

Cuello Zone - Significant Gold Results

Hole No.	From (m)	To (m)	Width (m)	Grade (g/t)
LCP-157	22	25	3	5.5
LCD-163	76.7	79	2.3	1.5
including	77.2	77.75	0.55	4.5
LCP-159	54	72	18	0.8
including	57	60	3	1.3
including	63	66	3	1.5
	84	90	6	2.2
	99	108	9	1.5
LCP-167	52	58	6	1.3
	67	70	3	1.8
	79	82	3	1.2
LCP-168	18	36	18	1.1
LCP-172	71	83	12	1.3
LCP-173	13	16	3	1.7

Quality Control and Assurance

The assay results presented above are preliminary and have been calculated using a 0.5 grams per tonne (“g/t”) gold cut-off grade. All reverse circulation samples were collected using a cyclone in one metre intervals and the majority then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were then prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard, blank and duplicate samples are used throughout the sample sequence as checks. Note that the widths presented above are drill intersection widths and may not represent true widths.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on 7 epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

December 5, 2005

Item 4.	News Release

The Press Release dated December 5, 2005 was disseminated via CCN Matthews and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company reported new drilling results that confirm the continuity and the predicted grade of mineralization within the three ore-grade zones tested to date at its La Cabeza gold project in Argentina. The results are from an ongoing 5000 metre definition drilling program, which is now approximately 65% complete.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 5th day of December, 2005.

SCHEDULE “A”

For Immediate Release: December 5, 2005

DEFINITION DRILLING CONFIRMS CONTINUITY OF MINERALIZATION AT LA CABEZA

Vancouver, B. C., December 5, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports new drilling results that confirm the continuity and the predicted grade of mineralization within the three ore-grade zones tested to date at its La Cabeza gold project in Argentina. The results are from an ongoing 5000 metre definition drilling program, which is now approximately 65% complete.

The main objective of the definition drilling program is to raise the confidence level of previously estimated “inferred” resources to “indicated” or “measured” resources. In addition, the program is testing potential extensions of mineralisation within the current conceptual pits. The program is only one component of an ongoing three-rig resource expansion program. Other components include the discovery of new resources under sand cover, and step-out drilling to discover extensions and parallel veins to the outcropping vein zones.

Exeter’s Chairman, Yale Simpson, commented: “Our 2005 definition drilling has been an unqualified success to date. It is confirming both the mineralization and the geological models developed for the La Cabeza gold deposit. In addition, importantly, extensions to mineralization are being confirmed and waste rock in our conceptual open pits is being replaced with rock potentially categorized as ore in the resource models.”

Detailed Results

Significant results received to date from drilling at the Luna, Ojo, and Cuello Zones are set out below. Results from additional drilling will be announced as the program proceeds:

Luna Zone

Definition drilling on the Luna Zone has concentrated on in-fill drilling in the centre area of the deposit to confirm the continuity of mineralization (drill holes; LCD-67, LCD-68, LCD-70, and LCP-181). Other drilling provided infill in the central zone (drill holes; LCD-65, LCD-66 and LCD-69) and tested the interpreted northeast extensions of shallow dipping mineralisation (drill holes; LCD-64 and LCP-182). Previous drill hole LCP-149 was extended to further investigate the south-eastern zone. Additional reverse circulation and diamond drilling is now planned at both the north-eastern and south-eastern zones.

Luna Zone – Significant Gold Results

Hole No.	From (m)	To (m)	Width (m)	Grade (g/t)
LCD-64	0	9	9	4.3
	88.0	89.7	1.7	2.0
	95.0	96.0	1.0	1.2
LCD-65	4.75	25.00	20.25	3.4
	28.0	31.3	3.3	3.2
	43.7	45.0	1.3	2.3
	60	64	4.0	3.8
	68	69.75	1.75	3.4
	75.65	81.0	5.35	2.3
	83.0	85.0	2	1.0

LCD-66	50.0	51.0	1	3.1
	52	53	1	1.1
	58	59	1	13.1
	60	70	10	3.7
LCD-67	6.0	11	5	1.4
	12.9	15	2.1	1.4
	29	33.9	4.9	4.6
	39	41.14	2.14	1.8
	47.87	50	2.13	1.6
	72	73	1	2.6
	76	77	1	2.2
	80	81	1	3.2
LCD-68	0	3	3	2.3
	14	16.35	2.35	1.6
	20.35	26	5.65	2.1
	35	39	4	2.3
	45	50	5	1.7
	54	62.3	8.3	2.2
	68.72	71	2.28	3.8
	72	81	9	6.3
	85	86	1	1.4
	104	105	1	1.1
LCD-69	9.5	14.9	5.4	1.1
	16.75	28.2	11.45	10.2
	35	36	1	1.4
LCD-70	38	39.4	1.4	1.1
	82.7	86.65	3.95	1.4
	90	91	1	2.0
	93.2	94	0.8	3.1
	103	103.7	0.7	1.5
	107.35	108	0.65	2.5
	112	112.9	0.9	1.7
	118	121.15	3.15	4.0
LCP-181	1	34	33	5.2
including	1	16	15	9.6
And	73	82	9	1.1
LCP-182	1	10	9	0.9
Including	1	4	3	1.2
	40	46	6	1.3
	88	103	15	1.3
Including	91	94	3	4.1
LCP-149 Extension	69	72	3	7.7
	81	84	3	3.0

Regular whole core samples of HQ-size diamond drill core, in representative rock types (in both mineralised and un-mineralised rocks), have been collected and dispatched to the University of San Juan (San Juan Province, Argentina) for simple compression tests. Assay results for these intervals are presently unavailable.

Ojo Zone

Definition drilling on the Ojo Zone has concentrated on testing the southern limit of mineralisation (to the south of an unmineralised dike) and mineralisation in the underlying sedimentary (basement) rocks (drill holes; LCD-72, LCD-74, LCP-191 and the extension to LCD-56). Drill hole LCD-71 was sited to test the interpreted north-eastern extension of mineralisation. The results indicate that mineralisation in fact continues to the south, southwest and northeast, and that additional drill holes are now necessary to define the conceptual pit limits. This interpretation to the south and southwest is supported by the results from the recent RAB drilling (See Press Release dated December 1, 2005).

OJO Zone – Significant Gold Results

Hole No.	From (m)	To (m)	Width (m)	Grade (g/t)

LCD-56 Extension	42	45	3	3.3
	71	72	1	1.1
	72	73	1	See Below
	73	74	1	2.2
LCD-71	5	6	1	2.4
	15	16	1	1.8
	17	18	1	1.6
	19	20	1	1.7
	21	24	3	10.8
including	23	24	1	28.8
	29	30	1	2.2
	34	36	2	1.5
	36	37.05	1.05	See Below
	37.05	40.3	3.95	2.8
LCD-72	0	12	12	2.2
	39	51	12	6.5
	56	58	2	1.1
	64	65	1	1.2
	80	81	1	1.1
	84	87	3	1.8
LCD-74	19	21	2	1.3
	25	27	2	1.0
	28	32	4	1.1
	36	43	7	1.3
	44	45	1	1.2
	47	48	1	1.3
	52	55.42	3.42	2.5
	74.45	77	2.55	2.1
LCP-191	22	25	3	2.4

As noted above, regular whole core samples of HQ-size diamond drill core, in representative rock types (in both mineralised and un-mineralised rocks), have been collected and dispatched to the University of San Juan (San Juan Province, Argentina) for simple compression tests. Assay results for these intervals are presently unavailable, and when located within a mineralised intersection, have been noted in the above table.

Cuello Zone

Definition drilling at Cuello has concentrated on defining the southern and northern limits of the main Cuello vein system within the conceptual open pit. Drill holes LCP-157 and LCD-163 were designed to define the southern limit of the main vein. The two holes suggest the vein is continuing to the south and that additional holes are now required. The remaining holes in the table were designed to test the northern limit of the main vein. Results indicate marginal grades that will define the northern limit of the conceptual pit.

Cuello Zone - Significant Gold Results

Hole No.	From (m)	To (m)	Width (m)	Grade (g/t)
LCP-157	22	25	3	5.5
LCD-163	76.7	79	2.3	1.5
including	77.2	77.75	0.55	4.5
LCP-159	54	72	18	0.8
including	57	60	3	1.3
including	63	66	3	1.5
	84	90	6	2.2
	99	108	9	1.5
LCP-167	52	58	6	1.3
	67	70	3	1.8
	79	82	3	1.2
LCP-168	18	36	18	1.1
LCP-172	71	83	12	1.3
LCP-173	13	16	3	1.7

Quality Control and Assurance

The assay results presented above are preliminary and have been calculated using a 0.5 grams per tonne (“g/t”) gold cut-off grade. All reverse circulation samples were collected using a cyclone in one metre intervals and the majority then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were then prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard, blank and duplicate samples are used throughout the sample sequence as checks. Note that the widths presented above are drill intersection widths and may not represent true widths.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on 7 epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date December 5, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director